FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person* Condit Thomas S.	2. Date of Event Requiring Statement (Month/ Day/Year) 1-15-03	4. Issuer Name and Ticker or Trading Symbol American Community Properties Trust (APO)
(Last) (First) (Middle) 2126 E. Downington Avenue	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ____Director ____10% Owner ____Officer (give title below) X Other (specify below) Trustee	6. If Amend- ment, Date of Original (Month/ Day/ Year)	7. Individual or Joint/Group Filing (Check applicable line) X Form filed by One Reporting Person ____Form filed by More than One Reporting Person
(Street) Salt Lake City UT 84108
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr.4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
None

Table II - Derivative Securities Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
None

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:
/s/ Thomas S. Condit **Signature of Reporting Person	January 16, 2003 Date

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.